Exhibit 2

CEMEX, S.A.B. DE C.V.

Separate Financial Statements

December 31, 2022, 2021 and 2020

(With Independent Auditor’s Report Thereon)

INDEX TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS

CEMEX, S.A.B. de C.V. (Parent Company-Only):

Exhibit 2

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Operations

(Millions of Pesos)

		For the years ended December 31,
	Notes	2022	2021	2020
Revenues	3.14, 4	$88,866	79,989	59,610

Cost of sales	3.15, 5	(59,077)	(51,880)	(28,101)

Gross profit		29,789	28,109	31,509

Operating expenses	3.15, 6	(18,040)	(13,857)	(19,024)

Operating earnings before other income (expenses), net		11,749	14,252	12,485

Other income (expenses), net	7	(921)	4,287	(714)

Operating earnings		10,828	18,539	11,771

Financial expense	8.1, 18	(9,319)	(13,180)	(14,230)
Financial income and other items, net.	8.2	2,545	5,084	3,766
Foreign exchange results		(439)	2,441	(3,904)
Share of profit of equity accounted investees	14	12,577	2,028	(29,748)

Net income (loss) before income tax		16,192	14,912	(32,345)

Income tax	21	1,149	272	(217)

NET INCOME (LOSS)		$17,341	15,184	(32,562)

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Comprehensive Income (Loss)

(Millions of Pesos)

		For the years ended December 31,
	Notes	2022	2021	2020
NET INCOME (LOSS)		$17,341	15,184	(32,562)

Items that will be reclassified subsequently to the statement of operations
Results from derivative financial instruments designated as cash flow hedges	18.4	2,105	776	(259)

Items that will not be reclassified subsequently to the statement of operations
Currency translation effects and results on equity of subsidiaries	3.3	(12,153)	3,998	17,537
Results from derivative financial instruments designated as net investment hedge	18.4	(561)	123	1,144
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	20	(33)	(9)	—
Income tax recognized directly in other comprehensive income	21.2	519	48	(261)

Total items of other comprehensive (loss) income for the period		(10,123)	4,936	18,161

TOTAL COMPREHENSIVE INCOME (LOSS)		$7,218	20,120	(14,401)

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Financial Position

(Millions of Pesos)

		As of December 31,
	Notes	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$2,652	4,556
Trade accounts receivable, net	10	4,243	3,672
Other accounts receivable	11	1,508	1,460
Inventories	12	1,121	767
Accounts receivable from related parties	19.1	2,976	1,688
Other current assets	13	531	430

Total current assets		13,031	12,573

NON-CURRENT ASSETS
Equity accounted investees	14.2	355,529	362,425
Other investments and non-current accounts receivable	15	1,765	1,390
Accounts receivable from related-parties long term	19.1	677	1,046
Property, machinery and equipment, net and assets for the right-of-use, net	16	51,399	49,664

Total non-current assets		409,370	414,525

TOTAL ASSETS		$422,401	427,098

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Other current financial obligations	18.2	$2,498	2,542
Trade payables		6,963	7,162
Current accounts payable to related parties	19.1	65,599	59,590
Other current liabilities	17	9,944	7,354

Total current liabilities		85,004	76,648

NON-CURRENT LIABILITIES
Non-current debt	18.1	128,027	141,592
Other non-current financial obligations	18.2	1,412	1,705
Pensions and other post-employment benefits	20	557	119
Non-current accounts payable to related parties	19.1	59	72
Deferred income tax liabilities	21.2	1,668	3,555
Other non-current liabilities		901	1,948

Total non-current liabilities		132,624	148,991

TOTAL LIABILITIES		217,628	225,639

STOCKHOLDERS’ EQUITY
Common stock and additional paid-in capital	22.1	105,572	105,572
Other equity reserves and subordinated notes	3.13	32,894	46,921
Retained earnings	22.2	66,307	48,966

TOTAL STOCKHOLDERS’ EQUITY		204,773	201,459

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$422,401	427,098

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Cash Flows

(Millions of Pesos)

		Years ended December 31,
	Notes	2022	2021	2020
OPERATING ACTIVITIES
Net income (loss)		$17,341	15,184	(32,562)
Adjustments for:
Depreciation of property, machinery and equipment	5, 6, 16	2,373	282	2,397
Share of profit of equity accounted investees	14	(12,577)	(2,028)	29,748
Financial items, net		7,213	5,655	14,368
Income taxes	21.1	(1,149)	(272)	217
Results from the sale of assets	7	(1)	(50)	6
Result from sale of emission allowances	7	—	(4,210)	—
Changes in working capital, excluding income taxes		9,578	10,297	(14,188)

Cash flow provided (used in) by operating activities		22,778	24,858	(14)
Financial expense paid		(9,867)	(8,255)	(12,219)
Income taxes paid	21.1	(138)	(470)	(435)

Net cash flows provided by (used in) operating activities		12,773	16,133	(12,668)

INVESTING ACTIVITIES
Equity accounted investees	14.2	73	(262)	9,172
Proceeds from the sale of emission allowances	7	826	12,508	—
Purchase of emission allowances	7	(826)	(8,298)	—
Purchase of property, machinery and equipment	16	(3,397)	(2,529)	(2,045)
Non-current leases with related parties		(625)	—	—

		(3,949)	1,419	7,127

FINANCING ACTIVITIES
Issuances of subordinated notes	22.3	—	19,786	—
Coupons paid on subordinated notes	22.1	(1,096)	(268)	—
Non-current related parties, net	19.1	925	(995)	(35)
Derivative financial instruments	18.4	684	(841)	270
Proceeds from new debt instruments	18.1	39,947	84,333	138,921
Debt repayments	18.1	(47,113)	(119,222)	(119,600)
Other financial obligations, net	18.2	(853)	(1,318)	(10,718)
Shares repurchase program	22.1	(2,296)	—	(1,894)
Shares in trust for future deliveries under share-based compensation	22.4	(733)	—	—
Non-current leases paid to related parties		57	—	—
Other financial expenses paid in cash	18.1	(250)	(280)	(274)

Net cash flows (used in) provided by financing activities		(10,728)	(18,805)	6,670

Increase (decrease) in cash and cash equivalents		(1,904)	(1,253)	1,129
Cash and cash equivalents at beginning of period		4,556	5,809	4,680

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$2,652	4,556	5,809

Changes in working capital, excluding income taxes:
Trade accounts receivable, net	10	$(571)	517	(323)
Other accounts receivable	11	(48)	(313)	(54)
Inventories	12	(354)	3,007	(303)
Current related parties, net	19.1	8,160	9,758	(15,481)
Trade payables		(199)	(3,648)	1,774
Other current liabilities	17	2,590	976	199

Changes in working capital, excluding income taxes		$9,578	10,297	(14,188)

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(Millions of Pesos)

	Notes	Common stock	Additional paid-in capital	Other equity Reserves and subordinated notes	Retained earnings	Total stockholders’ equity
Balance as of December 31, 2019		$4,172	141,925	1,534	28,705	176,336
Comprehensive income (loss), net		—	—	18,161	(32,562)	(14,401)
Restitution of retained earnings	22.1	—	(37,639)	—	37,639	—
Share–based compensation	22.1	—	—	563	—	563
Own shares purchased under share repurchase program	22.1	(5)	(986)	(903)	—	(1,894)

Balance as of December 31, 2020		$4,167	103,300	19,355	33,782	160,604
Comprehensive income (loss), net		—	—	4,936	15,184	20,120
Issuance of subordinated notes	22.3	—	—	19,786	—	19,786
Coupons paid on subordinated notes	22.3	—	—	(604)	—	(604)
Share–based compensation	22.4	—	—	1,553	—	1,553
Own shares purchased under share repurchase program	22.1	(3)	(1,892)	1,895	—	—

Balance as of December 31, 2021		$4,164	101,408	46,921	48,966	201,459
Comprehensive income (loss), net		—	—	(10,123)	17,341	7,218
Coupons paid on subordinated notes	22.3	—	—	(1,079)	—	(1,079)
Share–based compensation	22.4	—	—	895	—	895
Transfer of employees’ rights and obligations	2, 20	—	—	(691)	—	(691)
Shares in trust for future deliveries under share-based compensation	22.4	—	—	(733)	—	(733)
Own shares purchased under share repurchase program	22.1	—	—	(2,296)	—	(2,296)

Balance as of December 31, 2022		$4,164	101,408	32,894	66,307	204,773

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, or Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. In addition, CEMEX, S.A.B. de C.V. performs significant business and operational activities in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (Certificados de Participación Ordinaria) under the symbol “CEMEXCPO.” Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

The issuance of these financial statements was authorized by CEMEX, S.A.B. de C.V.´s management on February 16, 2023. These financial statements will be submitted for approval to the Annual General Ordinary Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on March 23, 2023.

2)	RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS

On January 1, 2022, a group of employees of CEMEX Operaciones México, S.A. de C.V., a subsidiary of CEMEX, S.A.B. de C.V., was transferred to the Parent Company. Concerning such transfer, CEMEX, S.A.B. de C.V. acquired the rights and obligations related to the employees; additionally, CEMEX, S.A.B. de C.V. acquired certain assets necessary for the functions of such employees.

Corporate reorganization

On August 1, 2021, CEMEX, S.A.B. de C.V., formalized a corporate reorganization of some operational activities in Mexico (“corporate reorganization”) pursuant to which CEMEX, S.A.B. de C.V. transferred certain activities related to the production of cement, ready-mix concrete, and aggregates to its subsidiaries CEMEX Operaciones México, S.A. de C.V. and CEMEX Concretos, S.A. de C.V. CEMEX, S.A.B. de C.V. in conjunction with its subsidiaries CEMEX Concretos, S.A. de C.V. and Proveedora Mexicana de Materiales, S.A. de C.V., continues to carry out activities related to the commercialization, promotion, and sale of cement and ready-mix concrete products to customers. In addition, on August 1, 2021, CEMEX Operaciones México, S.A. de C.V., entered into an agreement contract to supply CEMEX, S.A.B. de C.V. of the products, which it will commercialize following the corporate restructuring. CEMEX, S.A.B. de C.V., recognized assets and liabilities transfer at their book value as it is a transaction between common control entities. CEMEX, S.A.B. de C.V. accounted for any difference between the price and the book value in stockholders’ equity (note 14.1).

3)	SIGNIFICANT ACCOUNTING POLICIES

3.1)	BASIS OF PRESENTATION AND DISCLOSURE

CEMEX, S.A.B. de C.V.’s financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Separate financial statements

The parent company-only financial statements of CEMEX, S.A.B. de C.V. presented herein constitute the separate financial statements of a parent company as defined by International Accounting Standard 27 - Separate Financial Statements (“IAS 27”). Separate Financial Statements reflect the Parent Company’s unconsolidated financial position, financial performance, cash flows and changes in stockholders’ equity as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. The consolidated financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries were issued separately.

Presentation currency and definition of terms

During the reported periods, the presentation currency of the financial statements was the Mexican Peso. When reference is made to Pesos or “$” it means Mexican Pesos, except when specific reference is made to a different currency. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “US$” or “Dollars,” it means Dollars of the United States of America (“United States”). When reference is made to “€” or “Euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “Pounds,” it means British Pounds sterling. Previously reported Peso amounts of prior years are not restated unless the transactions in other currencies are still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. Amounts reported in Pesos should not be construed as representations that such amounts, represent those Pesos or Dollars or could be converted into Pesos or Dollars at the rate indicated. As of December 31, 2022 and 2021, translations of Pesos into Dollars and Dollars into Pesos, were determined for statement of financial position amounts using the closing exchange rate of $19.50 and $20.50, respectively, and for statements of operations amounts, using the average exchange rates of $20.03, $20.43 and $21.58 Pesos per Dollar for 2022, 2021 and 2020, respectively. When the amounts between parentheses are the Peso and the Dollar, the amounts were determined by translating the Euro amount into Dollars using the closing exchange rates at year-end and then translating the Dollars into Pesos as previously described.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Statements of operations

CEMEX, S.A.B. de C.V. includes the line item titled “Operating earnings before other income (expenses), net” considering that it is subtotal relevant for the determination of CEMEX’s “Operating EBITDA” (Operating earnings before other income (expenses), net plus depreciation and amortization) as described below in this note. The line item “Other income (expenses), net” consists primarily of revenues and expenses not directly related to CEMEX, S.A.B. de C.V.’s main activities or which are of a non-recurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances, results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other income (expenses), net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

Considering that it is a relevant measure used by management to review operating performance and for decision-making purposes, as well as an indicator used by CEMEX, S.A.B. de C.V.’s creditors of its ability to internally fund capital expenditures and to measure its ability to service or incur debt under financing agreements, for purposes of note 18, CEMEX, S.A.B. de C.V. presents “Operating EBITDA” (operating earnings before other income (expenses), net, plus depreciation and amortization). Operating EBITDA is not a measure of financial performance, an alternative to cash flows, or a measure of liquidity under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Statements of cash flows

During 2021, except for the cash and cash equivalents received and disclosed in the statements of cash flows, the effects of the corporate reorganization as described in note 14.1, did not represent sources or uses of cash in the operating, investing or financing activities. In addition, the statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•	In 2022, 2021 and 2020, the increases in other financing obligations in connection with lease contracts negotiated during those years for $746, $438 and $723, respectively (note 18.2).

Investing activities:

•

In 2022, 2021 and 2020, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $746 (US$38), $438 (US$21) and $723 (US$36), respectively (note 16.2).

Newly issued IFRS adopted in the reported periods

Beginning January 1, 2022, CEMEX, S.A.B. de C.V. adopted prospectively IFRS amendments that did not result in any material impact on its results or financial position, and which are explained as follows:

Standard	Main topic
Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts—Cost of Fulfilling a Contract

Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract.’ Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

Amendments to IAS 16, Property, Plant and Equipment –Proceeds before Intended Use

Clarifies the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Annual improvements (2018-2020 cycle): IFRS 1, First-time Adoption of IFRS – Subsidiary as a First-time Adopter	The amendment permits a subsidiary to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

Annual improvements (2018-2020 cycle): IFRS 9, Financial Instruments – Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities

The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

Amendments to IFRS 3, Business Combinations – Reference to the conceptual framework	Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

3.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets and uncertain tax positions, the measurement of financial instruments at fair value, the assets and liabilities related to employee benefits, legal proceedings and provisions regarding assets retirements obligations and environmental liabilities. Significant judgment is required by management to appropriately assess the amounts of these concepts.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

3.3)	FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves,” as part of the foreign currency translation adjustment (note 3.12) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. Dollars and then to Pesos at the closing exchange rate for the statement of financial position and at the closing exchange rates of each month within the period for the statement of operations. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 3.12) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, CEMEX, S.A.B. de C.V. is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the Dollar for all assets, liabilities and transactions associated with these activities, and another division related with the CEMEX, S.A.B. de C.V.’s operating activities in Mexico, in which the functional currency is the Peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statement of operations in respect to the primary functional currencies to the Peso as of December 31, 2022, 2021 and 2020, were as follows:

	2022		2021		2020
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	19.50	20.03	20.50	20.43	19.89	21.58
Euros	0.9344	0.9522	0.8789	0.8467	24.3065	24.6985
British Pound Sterling	0.8266	0.8139	0.7395	0.7262	27.1981	27.8121

3.4)	CASH AND CASH EQUIVALENTS (note 9)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the statement of operations as part of “Financial income and other items, net.”

When applicable, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments to the extent that any restriction will be lifted in less than three months from the reporting date, comprised of deposits in margin accounts that guarantee certain obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX, S.A.B. de C.V. has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate.

3.5)	FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

The financial assets that meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows, and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are classified as “Held to collect” and measured at amortized cost. Amortized cost represents the Net Present Value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (notes 3.4 and 9).

•

Trade receivables, other current accounts receivable and other current assets (notes 10, 11 and 13). Due to their short-term nature, CEMEX, S.A.B. de C.V. initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•

Trade receivables sold under securitization programs, in which certain residual interest and continued involvement in the trade receivables sold is maintained in the case of failure to collect, do not qualify for derecognition and are maintained in the statement of financial position (notes 10 and 18.2).

•

Investments and non-current accounts receivable (note 15). Subsequent changes in effects from amortized cost are recognized in statement of operations as part of “Financial income and other items, net.”

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Classification and measurement of financial instruments - continued

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (notes 3.12 and 15). CEMEX, S.A.B. de C.V. does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the statement of operations as part of “Financial income and other items, net,” (notes 8.2 and 15).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 18.1 and 18.2). Interest accrued on financial instruments is recognized within “Other current liabilities” against financial expense. During the reported periods, CEMEX, S.A.B. de C.V. did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the statement of operations within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (notes 8.2 and 18.4).

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX, S.A.B. de C.V. segments its accounts receivable in a matrix by type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, which is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the statement of operations as incurred.

Leases (notes 3.8, 16 and 18.2)

At the inception of a contract, CEMEX, S.A.B. de C.V. assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if at inception of the contract, conveys the right to control the use of an identified asset for a period in exchange for consideration, based on IFRS 16, Leases (“IFRS 16”). to assess whether a contract conveys the right to control the use of an identified asset.

Pursuant to IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the net present value (“NPV”) of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX, S.A.B. de C.V.’s incremental borrowing rate. CEMEX, S.A.B. de C.V. determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

CEMEX, S.A.B. de C.V. does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Financial expense” line item in the statement of operations.

At commencement date or upon modification of a contract that contains a lease component, CEMEX, S.A.B. de C.V. allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX, S.A.B. de C.V. applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the statement of operations over the lease term. CEMEX, S.A.B. de C.V. defined the lease contracts related to office and computer equipment as low-value assets.

The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Parent Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Hedging instruments (note 18.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 18.4). The accounting categories of hedging instruments are: a) cash flow hedge, b) fair value hedge of an asset or forecasted transaction, and c) hedge of a net investment in a subsidiary.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation gains and losses within other equity reserves (note 3.5), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX, S.A.B. de C.V. did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX, S.A.B. de C.V. believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Embedded derivative financial instruments

CEMEX, S.A.B. de C.V. reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests

Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2022 and 2021, CEMEX, S.A.B. de C.V. did not have written put options.

Fair value measurements (note 18.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX, S.A.B. de C.V. can access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX, S.A.B. de C.V. determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX, S.A.B. de C.V. used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operating EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

3.6)	INVENTORIES (note 12)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX, S.A.B. de C.V. analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Inventories - continued

In connection with the corporate reorganization (notes 2 and 14.1), commencing August 2021, CEMEX, S.A.B. de C.V., purchases its merchandise in a form of ready for sale. In connection with purchasing merchandise ready to be sold, CEMEX, S.A.B. de C.V., acquires such merchandise mainly with related parties (note 19). CEMEX, S.A.B. de C.V. reports its inventories at the acquisition cost.

3.7)	EQUITY ACCOUNTED INVESTEES (note 14.2)

Investments in controlled entities and in entities over which CEMEX, S.A.B. de C.V. exercises significant influence, which are not classified as available for sale, are measured using the equity method.

3.8)	PROPERTY, MACHINERY AND EQUIPMENT AND RIGHT OF USE (note 16)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property, machinery and equipment is recognized as part of cost and operating expenses (notes 5 and 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2022, the average useful lives by category of property, machinery and equipment, which are reviewed at each reporting date and adjusted if appropriate, were as follows:

Years
Administrative and industrial buildings	35
Machinery and equipment in plant	25
Ready-mix trucks and motor vehicles	10
Office equipment and other assets	5

Assets for the right-of-use related to leases are initially measured at cost, comprised by the initial amount of the lease liability adjusted by any payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlaying asset to CEMEX, S.A.B. de C.V. by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX, S.A.B. de C.V. will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, machinery and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

CEMEX, S.A.B. de C.V. capitalizes, as part of the related cost of property, machinery and equipment, interest expense from existing debt during the construction or installation period of significant property, machinery and equipment, considering CEMEX, S.A.B. de C.V.’s corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the pre-operative phase of a quarry are recognized as part of its carrying amount. The capitalized amounts are amortized over the expected useful life of exposed ore body based on the units of production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other non-current accounts receivable.

3.9)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16)

Property, machinery and equipment, assets for the right-of-use and other investments

These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX, S.A.B. de C.V.’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the statement of operations for the period within “Other income (expenses), net” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Property, machinery and equipment, assets for the right-of-use and other investments – continued

When impairment indicators exist, for each intangible asset, CEMEX, S.A.B. de C.V. determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX, S.A.B. de C.V. considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX, S.A.B. de C.V. validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Equity accounted investees

Equity accounted investees are tested for impairment when required due to significant adverse changes, by determining the recoverable amount of such investment, which consists of the higher of the investment in subsidiaries and associates’ fair value, less cost to sell and value in use, represented by the discounted amount of estimated future cash flows to be generated to which those net assets relate. CEMEX, S.A.B. de C.V. initially determines its discounted cash flows over periods of 5 to 10 years, depending on the economic cycle. If the value in use of the equity accounted investees is lower than its corresponding carrying amount, the Parent Company determines the fair value of its investment using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other income (expenses), net”, if the recoverable amount is lower than the net book value of the investment.

3.10)	PROVISIONS (note 17)

CEMEX, S.A.B. de C.V. recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Parent Company. As of December 31, 2022 and 2021, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX, S.A.B. de C.V.’s other current and non-current liabilities and provisions are detailed in note 23.

Considering guidance under IFRS, CEMEX, S.A.B. de C.V. recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Contingencies and commitments (notes 23 and 24)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. CEMEX, S.A.B. de C.V. recognizes contingent revenues, income or assets only when their realization is virtually certain.

3.11)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 20)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

The costs associated with employees’ benefits for defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX, S.A.B de C.V and/or pursuant to applicable law, are recognized as services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, CEMEX, S.A.B de C.V has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Property, machinery and equipment, assets for the right-of-use and other investments – continued

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.”

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or significantly reduce the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

3.12)	INCOME TAXES (note 21)

The effects reflected in the statement of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable, reflecting uncertainty in income tax treatments, if any. Deferred income taxes represent the addition of the amounts determined by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX, S.A.B. de C.V. expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are derecognized when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX, S.A.B. de C.V. believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX, S.A.B. de C.V. would derecognize such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX, S.A.B. de C.V. would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX, S.A.B. de C.V. takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX, S.A.B. de C.V. analyzes its actual results versus the Parent Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX, S.A.B. de C.V.’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX, S.A.B. de C.V.’s statement of operations for such period.

Based on IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”), the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position probability is considered individually, regardless of its relationship to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX, S.A.B. de C.V. is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the statements of operations.

The effective income tax rate is determined dividing the line item “Income tax” by the line item “Net income before income tax.” This effective tax rate is further reconciled to CEMEX, S.A.B. de C.V.’s statutory tax rate applicable in Mexico (note 21).

3.13)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 22.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Other equity reserves and subordinated notes (note 22.3)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners.

Beginning in June 2021, this line item includes the balance of subordinated notes with no fixed maturity issued by CEMEX, S.A.B. de C.V. Considering that CEMEX, S.A.B. de C.V.’s subordinated notes have no fixed maturity date, there is no contractual obligation for CEMEX, S.A.B. de C.V. to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX, S.A.B. de C.V. and specific redemption events are fully under CEMEX, S.A.B. de C.V.’s control, under applicable IFRS, these subordinated notes issued by CEMEX, S.A.B. de C.V. qualify as equity instruments and are classified within controlling interest stockholders’ equity.

The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows:

Items of “Other equity reserves and subordinated notes” included within other comprehensive income (loss):

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 3.5);

•	Changes in fair value of other investments in strategic securities (note 3.5); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves and subordinated notes” not included in comprehensive income (loss):

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The balance of subordinated notes with no fixed maturity and any interest accrued thereof; and

•	The cancellation of CEMEX, S.A.B. de C.V.’s shares held by consolidated entities.

Retained earnings (note 22.2)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

3.14)	REVENUE RECOGNITION (note 4)

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Revenue and costs from trading activities, in which CEMEX, S.A.B. de C.V. acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX, S.A.B. de C.V. assumes ownership risks on the goods purchased, not acting as agent or broker.

Commencing August 2021, in connection with the corporate reorganization (notes 2 and 14.1), CEMEX, S.A.B. de C.V., recognizes revenue from operating leases of some of its property, machinery, and equipment to CEMEX Operaciones México, S.A. de C.V., and CEMEX Concretos, S.A. de C.V. subsidiaries of the Parent Company.

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX, S.A.B. de C.V. applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

3.15)	COST OF SALES AND OPERATING EXPENSES (notes 5 and 6)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX, S.A.B. de C.V.’s ready-mix concrete business. Commencing August 2021, in connection with the corporate reorganization (notes 2 and 14.1), CEMEX, S.A.B. de C.V.’ cost of sales represents the acquisition cost of the products of the merchandising for CEMEX, S.A.B. de C.V. during the period.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Parent Company’s management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

3.16)	CONCENTRATION OF BUSINESS AND CREDIT

CEMEX, S.A.B. de C.V. sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX, S.A.B. de C.V. operates. As of and for the years ended December 31, 2022, 2021 and 2020, no single customer individually accounted for a significant portion of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

3.17)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis by the Parent Company’s management and expected to be adopted on their specific effective dates. The Parent Company’s management has preliminarily determined that these amendments and new IFRS, summarized as follows, will have no significant effect on the Parent Company’s financial position or operating results:

Standard	Main topic	Effective date
Amendments to IAS 1, Presentation of Financial Statements– Classification of Liabilities as Current or Non-current	Clarifies the requirements to be applied in classifying liabilities as current and non- current.	January 1, 2023

Amendments to IAS 8,Definition of Accounting Estimates

The amendment makes a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

January 1, 2023

Amendments to IAS 1 and IFRS Practice Statement 2,Disclosure of Accounting Policies

The amendment requires entities to disclose their material accounting policies rather than their significant accounting policies. To support this amendment the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2 Making Materiality Judgements to accounting policy disclosures.

January 1, 2023

Amendments to IAS 12, Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	The amendment clarifies that companies should account for deferred tax assets and liabilities on transactions such as leases and decommissioning obligations. CEMEX has always applied these criteria.	January 1, 2023

IFRS 17, Insurance Contracts

The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.

January 1, 2023

Amendments to IFRS 16, Leases – Lease Liability in a Sale and Leaseback

The amendments mentioned that on initial recognition, the seller-lessee would include variable payments when it measures a lease liability arising from a sale-and-leaseback transaction. In addition, the amendments established that the seller-lessee could not recognize gains or losses relating to the right of use it retains after initial recognition.

January 1, 2024

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

4)	REVENUES

CEMEX, S.A.B. de C.V.’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. CEMEX, S.A.B. de C.V. grants credit for terms ranging from 15 to 90 days depending on the type and risk profile of each customer. For the years ended December 31, 2022, 2021 and 2020, revenues are as follows:

	2022	2021	2020
From the sale of goods related to principal activities	$78,293	71,341	58,572
From the sale of other goods and services [1] (notes 2 and 14.1)	1,219	6,385	266

	$79,512	77,726	58,838

In addition to revenues from sales, distribution and services related to the construction, the revenues from CEMEX, S.A.B. de C.V. activities as of December 31, 2022, 2021 and 2020, included the following:

	2022	2021	2020
Rental income [2]	$6,165	1,429	61
License fees and administrative services	3,189	834	711

	$9,354	2,263	772

1	For the year ended December 31, 2021, includes $3,521 in relation to the sale of inventory related to the corporate reorganization (note 2 and 14.1).
2	For the years ended December 31, 2022 and 2021, includes $5,787 and $1,118, respectively, in relation to operating leases related to the corporate reorganization (notes 2, 14.1 and 16.2).

Under IFRS 15, certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price being allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the statement of operations during the period in which the incentive is exercised by the customer or until it expires.

For the years ended December 31, 2022, 2021 and 2020 changes in the balance of contract liabilities with customers are as follows:

	2022	2021	2020
Opening balance of contract liabilities with customers	$364	359	292
Increase during the period for new transactions	1,643	1,121	918
Decrease during the period for exercise or expiration of incentives	(1,602)	(1,116)	(851)

Closing balance of contract liabilities with customers	$405	364	359

For the years 2022, 2021 and 2020, CEMEX, S.A.B. de C.V. did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15, Revenues from contracts with customers.

5)	COST OF SALES

The detail of CEMEX, S.A.B. de C.V.’s cost of sales by nature for the years 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Raw materials and goods for sale (notes 2 and 14.1)	$48,463	46,876	20,595
Payroll	880	2,252	2,311
Electricity, fuels and other services (notes 2 and 14.1)	3,822	2,821	5,224
Maintenance, repairs and supplies (notes 2 and 14.1)	222	1,609	2,293
Transportation costs	749	830	919
Depreciation and amortization	1,794	206	2,065
Changes in inventory	(8)	(6,944)	(10,446)
Other production costs	3,155	4,230	5,140

	$59,077	51,880	28,101

CEMEX, S.A.B. de C.V., commencing August 1, 2021, is dedicated to marketing, selling, and distributing cement and ready-mix concrete. The cost of sales recognized until that date before the reorganization was $19,552 (notes 2 and 14.1).

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

6)	OPERATING EXPENSES

CEMEX, S.A.B. de C.V.’s operating expenses during 2022, 2021 and 2020 by function were as follows:

	2022	2021	2020
Administrative expenses (notes 2 and 14.1)	$5,824	3,134	8,397
Selling expenses	2,016	1,726	1,747

Total administrative and selling expenses	7,840	4,860	10,144
Distribution and logistics expenses	10,200	8,997	8,880

Total operating expenses	$18,040	13,857	19,024

The decrease in operating expenses in 2021 compared to 2020, is mainly due to the corporate reorganization mentioned in notes 2 and 14.1.

CEMEX, S.A.B. de C.V.’s operating expenses during 2022, 2021 and 2020 by nature are as follows:

	2022	2021	2020
Transportation costs	$8,797	3,747	9,449
Payroll	3,709	2,785	1,983
Depreciation and amortization	579	76	332
Maintenance, repairs and supplies	13	318	140
Professional legal, accounting and miscellaneous consulting services	4,371	5,677	5,351
Public services and office supplies	41	114	114
Insurances and sureties	161	88	79
Expected credit losses on trade accounts receivable	34	3	143
Rental expenses	52	730	184
Other operating expenses	283	319	1,249

	$18,040	13,857	19,024

7)	OTHER INCOME (EXPENSES), NET

The detail of the line item “Other income (expenses), net” in 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Results from the sale of assets	$1	50	(6)
Incremental costs and expenses related to the COVID-19 Pandemic	—	(78)	(602)
Restructuring costs [1]	(341)	—	—
Provision related to electricity charges [2]	(667)	—	—
Results from the sale of emission allowances	—	4,210	—
Miscellaneous fees and others	86	105	(106)

	$(921)	4,287	(714)

1

Restructuring costs mainly refer to extraordinary expenses related to the transfer of personnel from CEMEX Operaciones Mexico S.A de C.V, as mentioned in note 2 and severance payments and the definite closing of operating sites.

2	Refers to a provision recognized in 2022 as a result of a change in legislation that would require an additional payment in relation to electricity charges.

During the year ended December 31, 2021, CEMEX, S.A.B. de C.V. received proceeds of $12,508 from the sale of emission allowances, resulting in a gain recognized in other income (expenses), net of $4,210. These emission allowances represent certificates issued by the member states of the European Union, which grant the holder a right to emit a controlled amount of carbon dioxide during a specific period. CEMEX, S.A.B. de C.V. recognizes these certificates at their acquisition cost.

8)	FINANCIAL ITEMS

8.1)	FINANCIAL EXPENSE

Financial expense in 2022, 2021 and 2020 includes $120, $167 and $219 of interest expense from financial obligations related to lease contracts (notes 16.2 and 18.2).

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

8.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

For the years ended December 31, 2022, 2021 and 2020, the detail of “Financial income and other items, net” was as follows:

	2022	2021	2020
Financial income	$2,648	5,188	4,121
Results from financial instruments, net (notes 15 and 18.4)	(103)	(104)	(355)

	$2,545	5,084	3,766

9)	CASH AND CASH EQUIVALENTS

As of December 31, 2022 and 2021, cash and cash equivalents include cash and bank accounts of $2,652 and $4,556, respectively.

10)	TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2022 and 2021, trade accounts receivable, net consisted of:

	2022	2021
Trade accounts receivable	$4,517	3,927
Allowances for expected credit losses	(274)	(255)

	$4,243	3,672

As of December 31, 2022 and 2021, balances include receivables of $2,331 (US$120) and $2,023 (US$99), respectively, sold under outstanding securitization programs and/or factoring programs with recourse established in Mexico, in which CEMEX, S.A.B. de C.V., effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX, S.A.B. de C.V., retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the receivables sold were not removed from the statement of financial position and the amounts funded to CEMEX, S.A.B. de C.V. of $1,782 in both years, were recognized within the line item “Other financial obligations”. Receivables qualifying for sale exclude amounts over certain days past due or concentrations over certain limits by customer, according to the terms of the programs. The discount granted to the acquirers of the trade receivables is recorded as financial expense and amounted to $189 (US$10) in 2022, $123 (US$6) in 2021 and $133 (US$7) in 2020. CEMEX, S.A.B. de C.V.’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful accounts are determined and recognized upon origination of the trade accounts receivable based on an Expected Credit Loss (“ECL”). For the years ended December 31, 2022, 2021 and 2020, the ECL on accounts receivable was $34, $3 and $143, respectively, which was recognized as part of operating expense. Under this ECL model, CEMEX, S.A.B. de C.V. segments its accounts receivable in a matrix by type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, which is applied to the balance of the accounts receivable. Changes for the expected credit losses in 2022, 2021 and 2020, were as follows:

	2022	2021	2020
Allowances for expected credit losses at beginning of period	$255	432	319
Charged to selling expenses	33	3	143
Deductions	(14)	(180)	(30)

Allowances for expected credit losses at end of period	$274	255	432

As of December 31, 2022, in relation to the COVID-19 Pandemic and the potential increase in expected credit losses on trade accounts receivable associated with the remaining negative economic effects, CEMEX, S.A.B. de C.V. maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery. As of this same date, CEMEX, S.A.B. de C.V. considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic.

11)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2022 and 2021, the caption other accounts receivable, included the following:

	2022	2021
Other refundable taxes	$140	114
Derivative financial instruments (note 18.4)	583	775
Non-trade accounts receivable [1]	785	571

	$1,508	1,460

[1]	Non-trade accounts receivable are mainly attributable to the sale of assets.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

12)	INVENTORIES

As of December 31, 2022 and 2021, the balances of inventories was summarized as follows:

	2022	2021
Finished goods	$906	563
Materials and spare parts	212	62
Inventory in transit	3	142

	$1,121	767

For the years ended December 31, 2022 and 2021, CEMEX, S.A.B. de C.V., recognized in the statement of operations, inventory obsolescence of $9 and $9, respectively.

13)	OTHER CURRENT ASSETS

As of December 31, 2022 and 2021, other current assets consisted of:

	2022	2021
Advance payments	$294	226
Investment available for sale	237	204

	$531	430

14)	CORPORATE REORGANIZATION AND EQUITY ACCOUNTED INVESTEES

14.1)	CORPORATE REORGANIZATION

As mentioned in note 2, as of August 1, 2021, CEMEX, S.A.B. de C.V., transferred certain activities related to the production of cement, ready-mix concrete, and aggregates to its subsidiaries CEMEX Operaciones México, S.A. de C.V. and CEMEX Concretos, S.A. de C.V. In addition, during 2022 and 2021, CEMEX, S.A.B. de C.V. entered into various transactions with CEMEX Operaciones México, S.A. de C.V. and CEMEX Concretos, S.A. de C.V. consisting in the sale of inventories, fixed assets and leases.

As mentioned in note 2, CEMEX, S.A.B. de C.V., recognized assets and liabilities transfers at their book value. CEMEX, S.A.B. de C.V. accounted for any of such differences in stockholders’ equity. The most significant effects in the financial statements of CEMEX, S.A.B. de C.V. for the years ended December 31, 2022 and 2021, are as follows:

	2022	2021
Sale of inventories (note 12)	$—	3,521
Sale of property, machinery and equipment, net (note 16)	407	59
Leasing account receivables (note 19)	71	1,743
Other liabilities and employee benefits transferred (notes 17 and 20)	722	273

14.2)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2022 and 2021 equity accounted investees, include the following:

	Activity	Country	%	2022	2021
CEMEX Trademarks Holding Ltd.	Holding	Switzerland	99.6	$55,003	83,220
CEMEX Operaciones México, S.A. de C.V	Administrative services	Mexico	99.9	276,710	253,256
CAMCEM, S.A. de C.V.	Cement	Mexico	40.1	5,990	5,342
Other companies	—	—	—	17,826	20,607

				$355,529	362,425

Out of which:
Acquisition cost				$467,978	468,051
Equity method recognition				$(112,449)	(105,626)

On April 12, 2022, CEMEX, S.A.B. de C.V. acquired 98.0% % of the capital stock of Alliera S.A. de C.V. for $0.05. In addition, CEMEX, S.A.B. de C.V. received on May 18, 2022, a dividend of $80 from CAMCEM, S.A. de C.V, reducing the investment in the associate.

On December 17, 2021, CEMEX, S.A.B. de C.V. acquired through its subsidiary Transenergy, Inc. 20% of its investment in Terminales Portuarias del Pacífico, S.A.P.I. de C.V. for an amount of $168 (US$8). In addition, on December 10, 2021, CEMEX, S.A.B. de C.V. acquired 99.99% of the capital stock of Broquers Ambiental, S.A. de C.V. for $195 (US$9).

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Equity accounted investees - continued

On January 13, 2020, CEMEX Internacional, S.A. de C.V., one of CEMEX, S.A.B. de C.V.’s subsidiaries, decreed to grant dividends to its shareholders for an amount of $2,670 to be distributed among the 187.25 million shares, corresponding to a dividend of $14.25901 Pesos per share. CEMEX, S.A.B. de C.V. owns 99.99% of the shares of CEMEX Internacional, S.A. de C.V. In addition, CEMEX, S.A.B. de C.V. received on December 21, 2020, a dividend of $6,494 from its subsidiary CEMEX Operaciones México, S.A. de C.V.

The combined condensed financial information presented below, refers only to CAMCEM and other minor equity accounted investees in which CEMEX, S.A.B. de C.V., possess significant influence. For information regarding the financial position and statement of operations of CEMEX’s subsidiaries, reference is made to the consolidated financial statements of CEMEX.

Combined condensed statement of financial position information of CEMEX, S.A.B. de C.V.’s equity accounted investees as of December 31, 2022 and 2021 is set forth below:

	2022	2021
Current assets	$22,196	21,603
Non-current assets	26,683	28,246

Total assets	48,879	49,849

Current liabilities	5,077	7,829
Non-current liabilities	14,637	13,440

Total liabilities	19,714	21,269

Total net assets	$29,165	28,580

Combined selected information of the statement of operations of CEMEX, S.A.B. de C.V.’s equity accounted investees in 2022, 2021 and 2020 is set forth below:

	2022	2021	2020
Revenues	$23,870	19,972	20,297
Operating earnings	5,442	4,591	4,537
Income before income tax	3,282	2,548	2,077
Net income	1,937	1,448	1,401

15)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2022 and 2021, other investments and non-current accounts receivable included the following:

	2022	2021
Investments at fair value with changes recognized through the statement of operations	$121	132
Non-current portion of valuation of derivative financial instruments (note 18.4)	1,103	495
Investments in strategic equity securities	81	230
Extraction rights	109	109
Other non-current investments	351	424

	$1,765	1,390

16)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2022 and 2021, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	2022	2021
Property, machinery and equipment, net	$50,215	48,644
Assets for the right-of-use, net	1,184	1,020

	$51,399	49,664

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

16.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2022 and 2021, the property, machinery and equipment, net balances and changes for the period for such caption, are as following:

	2022
	Land and quarries	Building	Machinery and equipment	Investments in Progress [1]	Total
Cost at beginning of period	$16,116	8,597	35,528	10,806	71,047
Accumulated depreciation	(1,193)	(3,080)	(18,130)	—	(22,403)

Net book value at beginning of period	14,923	5,517	17,398	10,806	48,644
Capital expenditures	60	175	2,817	4,118	7,170
Disposals and reclassifications [2]	(112)	(4)	(615)	(3,043)	(3,774)
Depreciation and depletion for the period	(160)	(272)	(1,605)	—	(2,037)
Foreign currency translation effects	170	42	—	—	212

Cost at end of period	16,234	8,810	37,730	11,881	74,655
Accumulated depreciation	(1,353)	(3,352)	(19,735)	—	(24,440)
Net book value at end of period	$14,881	5,458	17,995	11,881	50,215

	2021
	Land and quarries	Building	Machinery and equipment	Investments in Progress [1]	Total
Cost at beginning of period	$14,785	8,070	34,261	9,537	66,653
Accumulated depreciation	(1,050)	(2,756)	(16,576)	—	(20,382)

Net book value at beginning of period	13,735	5,314	17,685	9,537	46,271
Capital expenditures	39	160	1,574	3,031	4,804
Disposals and reclassifications [2]	(200)	(6)	(307)	(1,762)	(2,275)
Depreciation and depletion for the period	(143)	(324)	(1,554)	—	(2,021)
Foreign currency translation effects	1,492	373	—	—	1,865

Cost at end of period	16,116	8,597	35,528	10,806	71,047
Accumulated depreciation	(1,193)	(3,080)	(18,130)	—	(22,403)

Net book value at end of period	$14,923	5,517	17,398	10,806	48,644

1

As of December 31, 2022, and 2021, includes costs related to the construction of the kiln #2 in the Tepeaca cement plant in the Mexican state of Puebla for $8,351 and $7,976, respectively. The construction of this kiln is intended to increase installed capacity of the plant to 4 million tons per year.

2

In connection with the disposals, during 2022 and 2021, CEMEX, S.A.B. de C.V. sold some assets to related parties for an amount of $407 and $59, respectively, related to the corporate reorganization (notes 2 and 14.1).

In connection with the corporate reorganization described in notes 2 and 14.1, CEMEX, S.A.B. de C.V. leased some of its property, machinery, and equipment to CEMEX Operaciones México, S.A. de C.V., and CEMEX Concretos, S.A. de C.V. to achieve the transfer of the production processes. According to IFRS 16, these leases qualify as an operating lease from the lessor’s accounting. CEMEX, S.A.B. de C.V., kept its assets on the balance sheet as an owned asset and recognizes depreciation expense over the asset’s useful life. For the year ended December 31, 2022 and for the period of August 1, 2021, to December 31, 2021, CEMEX, S.A.B. de C.V., recognized revenues for these leases for $5,787 and $1,118, respectively.

16.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2022 and 2021, consolidated assets for the right-of-use, net and the changes in this caption, were as follows:

	2022
	Land and quarries	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$124	281	2,173	131	2,709
Accumulated depreciation and depletion	(15)	(142)	(1,460)	(72)	(1,689)

Net book value at beginning of period	109	139	713	59	1,020
Additions	78	120	408	140	746
Cancellations and remeasurements	3	—	(249)	—	(246)
Depreciation and depletion for the period	(74)	(40)	(198)	(24)	(336)

Assets for the right-of-use at end of period	205	401	2,332	271	3,209
Accumulated depreciation and depletion	(89)	(182)	(1,658)	(96)	(2,025)

Net book value at end of period	$116	219	674	175	1,184

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Assets for the right-of-use, net - continued

	2021
	Land and quarries	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$623	1,734	4,868	63	7,288
Accumulated depreciation and depletion	(31)	(870)	(2,514)	(13)	(3,428)

Net book value at beginning of period	592	864	2,354	50	3,860
Additions	67	18	285	68	438
Cancellations and remeasurements	(566)	(1,471)	(134)	—	(2,171)
Cancellations due to corporate reorganization (notes 2 and 14.1)	—	—	(2,846)	—	(2,846)
Depreciation and depletion for the period	16	728	1,054	(59)	1,739

Assets for the right-of-use at end of period	124	281	2,173	131	2,709
Accumulated depreciation and depletion	(15)	(142)	(1,460)	(72)	(1,689)

Net book value at end of period	$109	139	713	59	1,020

For the year ended December 31, 2022 and 2021, the combined rental expense related with short-term leases, low-value leases and variable lease payments were $48 and $32, respectively, and were recognized in cost of sales and operating expenses, as correspond.

Continuing with the corporate reorganization in 2021, CEMEX, S.A.B. de C.V., subleased some of the right-of-use contracts to CEMEX Operaciones México, S.A. de C.V., and CEMEX Concretos, S.A. de C.V. On August 1, CEMEX, S.A.B. de C.V. transferred the risk and rewards associated with the right-of-use contract to its mentioned subsidiaries for the entire term of the original lease contract. CEMEX, S.A.B. de C.V. derecognized $2,846 of right-of-use and recognized an account receivable for an amount of $1,578 with related parties (note 19.2).

17)	OTHER CURRENT LIABILITIES

As of December 31, 2022 and 2021, other current liabilities are shown below:

	2022	2021
Interest payable	$1,746	1,719
Advances from customers	2,983	2,256
Taxes payable	682	1,055
Provisions [1]	3,028	1,627
Accounts payable and accrued expenses	1,100	332
Contract liabilities with customers (note 4)	405	365

	$9,944	7,354

1	The caption refers primarily to services, insurance and fees.

18)	FINANCIAL INSTRUMENTS

18.1)	CURRENT AND NON-CURRENT DEBT

CEMEX, S.A.B. de C.V.’s debt summarized as of December 31, 2022 and 2021, by interest rates and currencies were as follows:

	2022			2021
	Current	Non-current	Total [1]	Current	Non-current	Total [1]
Floating rate debt	$—	30,641	30,641	—	15,117	15,117
Fixed rate debt	—	97,386	97,386	—	126,475	126,475

	$—	128,027	128,027	—	141,592	141,592

Effective rate 2
Floating rate	—	4.6%		—	2.3%
Fixed rate	—	5.2%		—	4.8%

	2022				2021
Currency	Current	Non-current	Total	Effective rate 2	Current	Non-current	Total	Effective rate 2
Dollars	$—	104,137	104,137	5.6%	—	127,097	127,097	4.4%
Euros	—	18,688	18,688	3.3%	—	9,298	9,298	3.1%
Pesos	—	5,202	5,202	12.2%	—	5,197	5,197	7.2%

	$—	128,027	128,027		—	141,592	141,592

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Current and non-current debt - continued

1

As of December 31, 2022 and 2021, cumulative discounts, fees and other direct costs incurred in CEMEX, S.A.B. de C.V.’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for US$44 ($861) and US$53 ($1,094), respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method.

2	In 2022 and 2021, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

2022	Current	Non-current	2021	Current	Non-current
Bank loans			Bank loans
Syndicated loans, 2024 to 2026	$—	50,269	Syndicated loans, 2023 to 2026	$—	35,431

	—	50,269		—	35,431

Notes payable			Notes payable
Medium-term notes, 2024 to 2031	—	77,758	Medium-term notes, 2024 to 2031	—	106,161

	—	77,758		—	106,161

Total bank loans and notes payable	—	128,027	Total bank loans and notes payable	—	141,592
Current maturities	—	—	Current maturities	—	—

	$—	128,027		$—	141,592

Changes in debt for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Debt at beginning of year	$141,592	173,233	148,384
Proceeds from new debt instruments	39,947	84,333	138,921
Debt repayments	(47,113)	(119,222)	(119,600)
Foreign currency translation effects	(6,399)	3,248	5,528

Debt at end of year	$128,027	141,592	173,233

During 2022, CEMEX, S.A.B de C.V. closed a €500 3-year sustainability-linked term loan (the “Term Loan”), the proceeds of which were used to repay other debt. The Term Loan was issued under CEMEX’s Sustainability-linked Financing Framework (the “Framework”), increasing the amount of debt that is linked and aligned to the company’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy. All sustainability-linked loans issued under the Framework have the same metrics and adjustments to the interest rate margin.

As of December 31, 2022 and 2021, non-current notes payable for $77,758 and $106,161, respectively, are detailed as follows:

								Balances as of December 31,
Description1, [2]	Date of issuance	Currency	Principal amount	Rate	Maturity date	Redeemed amount 2 US$	Outstanding amount 2 US$	2022	2021
July 2031 Notes [3]	12/Jan/21	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108	$21,494	35,688
September 2030 Notes [3]	17/Sep/20	Dollar	1,000	5.20%	17/Sep/30	(283)	717	13,923	20,396
November 2029 Notes [3]	19/Nov/19	Dollar	1,000	5.45%	19/Nov/29	(247)	753	14,602	20,379
June 2027 Notes	05/Jun/20	Dollar	1,000	7.375%	05/Jun/27	—	1,000	19,416	20,400
March 2026 Notes	19/Mar/19	Euro	400	3.125%	19/Mar/26	—	428	8,323	9,298

								$77,758	106,161

1

As of December 31, 2021, after closing the 2021 Credit Agreement, these issued notes are fully and unconditionally guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp.

2	Presented net of all notes repurchased and held by CEMEX, S.A.B. de C.V.’s subsidiaries. As of December 31, 2022, all repurchased notes have been canceled.
3

During 2022, pursuant to tender offers and other market transactions, CEMEX, S.A.B de C.V. partially different series of its notes for an aggregate notional amount of US$1,172. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of US$104, recognized in the statement of operations for the year in the line item of “Financial income and other item, net.”

Non-current debt maturities as of December 31, 2022, were as follows:

2022
2024	$6,811
2025	23,987
2026	27,795
2027	19,416
2028 and thereafter	50,018

$128,027

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Current and non-current debt - continued

As of December 31, 2022, CEMEX, S.A.B. de C.V. had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2021 Credit Agreement, at annual interest rates ranging between 3.38% and 5.65%, depending on the negotiated currency:

Millions of U.S. Dollars	Lines of credit		Available
Other lines of credit from banks [1]	US$	556	356
Revolving credit facility 2021 Credit Agreement		1,750	1,450

	US$	2,306	1,806

1	Uncommitted amounts subject to the banks’ availability.

During 2022, 2021 and 2020, as a result of debt issuances, exchange offers and tender offers incurred to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX, S.A.B de C.V paid issuance costs as well as premiums and/or redemption costs for a total of US$48 ($932), US$138 ($2,829) and US$72 ($1,439), respectively. Of these incurred issuance costs, US$5 ($90) in 2022, US$37 ($759) in 2021 and US$38 ($759) in 2020, associated with the extinguished portion of the related debt, were recognized in the statement of operations in each year within “Financial expense”. In addition, issuance costs pending for amortization related to extinguished debt instruments for US$6 ($116) in 2022, US$27 ($544) in 2021 and US$1 ($29) in 2020 were also recognized in the statement of operations of each year within “Financial expense”.

2021 Credit Agreement

On October 29, 2021, CEMEX, S.A.B. de C.V. closed a Dollar-denominated US$3,250 syndicated sustainability-linked credit agreement (the “2021 Credit Agreement”), which proceeds were mainly used to fully repay its previous 2017 Facilities Agreement. The 2021 Credit Agreement originally consisted of a US$1,500 five-year amortizing term loan and a US$1,750 five-year committed Revolving Credit Facility (“RCF”). The 2021 Credit Agreement, which was the first debt instrument issued by CEMEX, S.A.B de C.V. under the Sustainability-linked Financing Framework (the “Framework”) aligned to CEMEX’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy, resulted in a stronger liquidity position for CEMEX, S.A.B de C.V. from a risk and credit rating perspective. As of December 31, 2022 and 2021, debt outstanding under the 2021 Credit Agreement amounted to US$1,800 and US$1,500, respectively, which includes amounts owed under the RCF of US$300 in 2022.

All tranches under the 2021 Credit Agreement include a margin over LIBOR1 from 100 bps1 to 175 bps, which is about 25 basis points lower on average than that of the 2017 Facilities Agreement, depending on the ratio of debt to Operating EBITDA (“Consolidated Leverage Ratio”) ranging from less than 2.25 times in the lower end to greater than 3.25 times in the higher end. In addition, the annual performance in respect to the three metrics referenced in the Framework may result in a total adjustment of the interest rate margin of plus or minus 5 basis points, in line with other sustainability-linked loans from investment grade rated borrowers. The 2021 Credit Agreement includes the Loan Market Association1 replacement screen rate provisions in anticipation of the discontinuation of LIBOR rates.

Moreover, on December 23, 2021, CEMEX, S.A.B de C.V. closed a Peso-denominated of $5,231 syndicated sustainability-linked credit agreement (the “2021 Pesos Credit Agreement”), under terms substantially similar to those of the 2021 Credit Agreement. The 2021 Pesos Credit Agreement has the same guarantor structure as the 2021 Credit Agreement. As of December 31, 2022 and 2021, debt outstanding under the 2021 Pesos Credit Agreement amounted to $5,231 equivalent to US$268 and US$255, respectively.

The balance of debt under the 2021 Credit Agreement is guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp, same guarantor structure applicable in all senior notes.

Under the 2021 Credit Agreement, CEMEX, S.A.B. de C.V. has no limits or permitted baskets to incur capital expenditures, acquisitions, dividends, share buybacks and sale of assets, among others, as long as certain limited circumstances, such as non-compliance with financial covenants or specific fundamental changes, would not arise therefrom.

As of December 31, 2022 and 2021, CEMEX, S.A.B. de C.V. was in compliance with the limitations, restrictions and financial covenants contained in the 2021 Credit Agreement and in the 2021 Pesos Credit Agreement. CEMEX, S.A.B. de C.V. cannot assure that in the future it will be able to comply with such limitations, restrictions and financial covenants, which non-compliance could result in an event of default, which could materially and adversely affect CEMEX, S.A.B. de C.V.’s business and financial condition.

2017 Facilities Agreement

In July 2017, CEMEX, S.A.B de C.V. and certain subsidiaries entered into a multi-currency equivalent to US$4,050 at the origination date syndicated facilities agreement (the “2017 Facilities Agreement”), which proceeds were used to repay the US$3,680 then outstanding under the former facilities agreement and other debt. All tranches under the 2017 Facilities Agreement, which was outstanding until October 29, 2021, included a margin of LIBOR or EURIBOR2 from 125 bps to 475 bps, and TIIE2 from 100 bps to 425 bps, depending on the Consolidated Leverage Ratio ranging from less than 2.50 times in the lower end to greater than 6.00 times in the higher end.

1

The London Inter-Bank Offered Rate (“LIBOR”) represent the variable rate used in international markets for debt denominated in Dollars. As of December 31, 2022 and 2021, 3-Month LIBOR rate was 4.77% and 0.21%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%. See note 17.5 for developments on the undergoing interest rate benchmark reform.

2

The Euro Inter-Bank Offered Rate (“EURIBOR”) represent the variable rate used in international markets for debt denominated in Euros. The Tasa de Interés Interbancaria de Equilibrio (“TIIE”) is the variable rate used for debt denominated in Pesos. As of December 31, 2022 and 2021, 3-Month EURIBOR rate was 2.13% and -0.57%, respectively. As of December 31, 2022 and 2021, 28-day TIIE rate was 10.77% and 5.72%, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

2017 Credit Agreement - continued

In the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX, S.A.B. de C.V. negotiated modifications to the applicable financial covenants considering the adverse effects arising during the COVID-19 Pandemic in exchange of a one-time fee of US$14 (35 bps), and agreed to certain temporary restrictions with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as the suspension of share repurchases whenever and for as long as CEMEX, S.A.B. de C.V. failed to report a consolidated leverage ratio of 4.50 times or less.

During 2021 until October 29 and the years 2020 and 2019, under the 2017 Facilities Agreement, except when capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals, CEMEX, S.A.B. de C.V. was required to: a) not exceed an aggregate amount for capital expenditures of US$1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of US$500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of US$400 per year.

Financial Covenants

Under the 2021 Credit Agreement, at the end of each quarter for each period of four consecutive quarters, CEMEX, S.A.B. de C.V. must comply with a maximum Consolidated Leverage Ratio of 3.75 times throughout the life of the Credit Agreement, and a minimum ratio of Operating EBITDA to interest expense (“Consolidated Coverage Ratio”) of 2.75 times. These financial ratios are calculated using the consolidated amounts under IFRS. As of December, 2020, under the 2017 Facilities Agreement, CEMEX, S.A.B. de C.V. had to comply with a Consolidated Coverage Ratio equal or greater than 1.75 times and a Consolidated Leverage Ratio equal or lower than 6.25 times.

Consolidated Leverage Ratio

•

Under the 2021 Credit Agreement, the ratio is calculated dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding any existing or future obligations under any securitization program, and any subordinated debt of CEMEX, S.A.B. de C.V., adjusted for net mark-to-market of all derivative instruments, as applicable, among other adjustments including in relation for business acquisitions or disposals.

•

Under the 2017 Facilities Agreement, the ratio was calculated dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals.

Consolidated EBITDA: Under the 2021 Credit Agreement, represents Operating EBITDA for the last twelve months as of the calculation date, as adjusted for any discontinued EBITDA, and solely for the purpose of calculating the Consolidated Leverage Ratio on a pro forma basis for any material disposition and/or material acquisition.

Pro forma Operating EBITDA: Under the 2017 Facilities Agreement, represented Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, S.A.B. de C.V., minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Consolidated Coverage Ratio

•	Under the 2021 Credit Agreement, the ratio is calculated by dividing Consolidated EBITDA by the financial expense for the last twelve months as of the calculation date.

•

Under the 2017 Facilities Agreement, the ratio was calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense included coupons accrued on the perpetual debentures.

As of December 31, 2022, 2021 and 2020, under the 2021 Credit Agreement and the 2017 Facilities Agreement, as applicable, the main consolidated financial ratios were as follows:

Consolidated financial ratios	Refers to the compliance limits and calculations that were effective on each date
		2022	2021	2020
Leverage ratio	Limit	<=3.75	<=3.75	<=6.25
	Calculation	2.84	2.73	4.07

Coverage ratio	Limit	>=2.75	>=2.75	>=1.75
	Calculation	6.27	5.99	3.82

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Financial covenants - continued

CEMEX, S.A.B. de C.V.’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX, S.A.B. de C.V. will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX, S.A.B. de C.V. fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2021 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX, S.A.B. de C.V. expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX, S.A.B. de C.V.’s lenders’ request, they would call for the acceleration of payments due under the 2021 Credit Agreement. That scenario would have a material adverse effect on CEMEX, S.A.B. de C.V.’s operating results, liquidity or financial position.

18.2)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the statement of financial position of CEMEX, S.A.B. de C.V. as of December 31, 2022 and 2021, are as follows:

	2022			2021
	Current	Non-Current	Total	Current	Non-Current	Total
I. Leases	$716	1,412	2,128	$760	1,705	2,465
II. Liabilities secured with accounts receivable	1,782	—	1,782	1,782	—	1,782

	$2,498	1,412	3,910	$2,542	1,705	4,247

I.	Leases (notes 3.1, 3.5, 3.8 and 16.2)

CEMEX, S.A.B. de C.V. has several operating and administrative assets under lease contracts (note 16.2). As mentioned in note 3.8, from January 1, 2019, CEMEX. S.A.B. de C.V. applied IFRS 16 modifying previous years. CEMEX, S.A.B. de C.V. applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Lease financial liability at beginning of year	$2,465	3,321	3,490
Additions from new leases	746	438	723
Reductions from payments	(853)	(1,318)	(904)
Effects from remeasurements of the liability and corporate reorganization (note 14.1)	(275)	86	(48)
Foreign currency translation and accretion effects	45	(62)	60

Lease financial liability at end of year	$2,128	2,465	3,321

In 2021, the line-item reduction from payments includes the purchase of corporate buildings previously held under lease for an amount of $484.

As of December 31, 2022 the non-current lease financial liabilities are as follows:

Total
2024	$513
2025	381
2026	192
2027	88
2028 and thereafter	238

$1,412

Total cash outflows for leases in 2022, 2021 and 2020, including the interest expense portion as disclosed at note 8.1, were $973, $1,484 and $1,123, respectively. Future payments associated with these contracts are presented in notes 19.2 and 23.3.

II.	Liabilities secured with accounts receivable

As mentioned in note 10, as of December 31, 2022 and 2021, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse of $1,782, for both years, were recognized in “Other financial obligations” in the statement of financial position.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

18.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as current debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX, S.A.B. de C.V.´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX, S.A.B. de C.V. to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available.

The fair values determined by CEMEX, S.A.B. de C.V. for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX, S.A.B. de C.V. or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX, S.A.B. de C.V.’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX, S.A.B. de C.V. or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX, S.A.B. de C.V.’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX, S.A.B. de C.V.’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

As of December 31, 2022 and 2021, the carrying amounts of non-current financial assets and liabilities and their respective fair values were as follows:

	2022		2021
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments available-for-sale (note 13)	$237	237	$204	204
Derivative financial instruments (note 18.4)	1,103	1,103	495	495

	$1,340	1,340	$699	699

Financial liabilities
Non-current debt (note 18.1)	$128,027	120,204	$141,592	147,865
Other financial obligations (note 18.2)	1,412	1,016	1,705	1,462
Derivative financial instruments (note 18.4)	32	32	620	620
Non-current accounts payable with related parties (note 19.1)	59	59	72	72

	$129,530	121,311	$143,989	150,019

18.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 18.5), CEMEX, S.A.B. de C.V. held derivative instruments, with the objectives, as the case may be: a) changing the risk profile or securing the price of fuels; b) foreign exchange hedging; c) hedging forecasted transactions; and d) other corporate purposes.

As of December 31, 2022 and 2021, the notional amounts and fair values of CEMEX, S.A.B. de C.V.’s derivative instruments were as follows:

	2022			2021
	Notional amount		Fair value	Notional amount	Fair value
I. Net investment hedge	US$	837	(48)	1,511	3
II. Interest rate swaps		1,018	54	1,005	(18)
III. Fuel price hedging		136	8	145	30
IV. Foreign exchange options		500	18	250	6

	US$	2,491	32	2,911	21

The caption “Financial income and other items, net” in the statement of operations includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of US$5 ($103) in 2022, of US$6 ($123) in 2021 and of US$17 ($367) in 2020.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Derivative financial instruments – continued

I.	Net investment hedge

As of December 31, 2022 and 2021, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 18 months for notional amounts of US$738 and US$761, respectively. CEMEX, S.A.B. de C.V. has designated this program as a hedge of CEMEX, S.A.B. de C.V.’s net investment in Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2022, 2021 and 2020, these contracts generated losses of US$96 ($1,924), losses of US$4 ($81) and gains of US$53 ($1,144), respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX, S.A.B. de C.V.’s net assets denominated in Pesos due to the appreciation of the Peso in 2022 and the depreciation of the Peso in 2021 and 2020.

In addition, as of December 31, 2022, as part of CEMEX S.A.B de C.V. Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of US$98 ($1,919). These capped forwards contain limits on the gain that the instrument may generate. Any changes in fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the year 2022, these contracts generated losses of US$2 ($37), which partially offset currency translation results recognized in equity generated from CEMEX S.A.B de C.V. net assets denominated in Pesos due to the appreciation of the Peso in 2022.

Moreover, as of December 31, 2021, CEMEX, S.A.B. de C.V. held Dollar/Euro cross-currency swap contracts for a notional amount of US$750, which were entered into in November 2021. During the year 2022 CEMEX, S.A.B. de C.V. unwound these instruments fixing a settlement gain of US$80. CEMEX, S.A.B. de C.V. designated the foreign exchange forward component of these instruments as a hedge of CEMEX, S.A.B. de C.V.’s net investment in Euros, pursuant to which changes in fair market of such forward contracts were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component were recognized within the line of “financial income and other items, net.” For the years 2022 and 2021, these contracts generated gains of US$70 ($1,400) and US$10 ($204) recognized in equity, which partially offset currency translation results recognized in equity generated from CEMEX, S.A.B. de C.V.’s net assets denominated in Euros due to the depreciation of the Euro in 2022 and 2021 against the Dollar, as well as gains of US$8 ($151) in 2022 and losses of US$1 ($20) in 2021 related to the exchange of interest rates in the statement of operations.

II.	Interest rate swap contracts

For accounting purposes under IFRS, CEMEX, S.A.B. de C.V. designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt; therefore, changes in fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of operations.

As of December 31, 2022 and 2021, CEMEX, S.A.B. de C.V. held interest rate swaps for a notional amount of US$750, in both periods, with a fair market value representing assets of US$39 ($758) in 2022 and liabilities of US$30 ($615) in 2021, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During September 2020, CEMEX, S.A.B. de C.V. amended one of the interest rate swap contracts to reduce the weighted average fixed rate from 3.05% to 2.56% in exchange of a payment of US$14 ($287), and in November 2021, CEMEX, S.A.B. de C.V. unwound a portion of its interest rate swap in exchange of a payment of US$5 ($102), recognized within “Financial income and other items, net” in the statement of operations.

In November 2021, these contracts were extended with a new maturity date in November 2026. For the years ended in 2022, 2021 and 2020, changes in fair value of these contracts generated gains of US$69 ($1,382), gains of US$23 ($470) and losses of US$9 ($194), respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX, S.A.B. de C.V. recycled results from equity to the line item of “Financial expenses” representing an expense of $2 ($39) in 2022, expense of $22 ($445) in 2021 and expense of $20 ($432) in 2020.

In addition, as of December 31, 2022 and 2021, CEMEX, S.A.B. de C.V. held interest rate swaps for a notional of US$268 and US$255, respectively, negotiated to fix interest payments of existing bank loans referenced to Pesos floating rates maturing in November 2023, which fair value represented an asset of US$15 ($287) in 2022 and of US$12 ($246) in 2021. During December 2021, CEMEX, S.A.B. de C.V. partially unwound its interest rate swap receiving US$3 ($61) recognized within “Financial income and other items, net” in the statement of operations. CEMEX, S.A.B. de C.V. designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended December 31, 2022, 2021 and 2020 changes in fair value of these contracts generated gains of US$3 ($59), gains of US$15 ($306) and losses of US$3 ($65), respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX, S.A.B. de C.V. recycled results from equity to the line item of “Financial expenses” representing gains of $7 ($150) in 2022, expense of $0.3 ($5) in 2021 and expense of $0.1 ($2) in 2020.

In addition, as part of a forecasted debt issuance expected by mid-2023, during March 2022, CEMEX, S.A.B de C.V entered into interest rate swap lock contracts for a notional of US$300. CEMEX, S.A.B de C.V designated these interest rate swap lock contracts as a cash flow hedge of the forecasted debt transaction. During 2022, changes in fair value of these contracts generated gains of US$33 ($664), recognized in other comprehensive income. During September 2022, CEMEX, S.A.B de C.V early settled these interest rate swap lock contracts and fixed the gain of US$33 ($664), which will decrease the financial expense commencing when the debt is issued. Otherwise, the amount will remain in equity.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Derivative financial instruments – continued

III.	Fuel price hedging

As of December 31, 2022 and 2021, CEMEX, S.A.B. de C.V. maintained swap and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of US$136 ($2,659) and US$145 ($2,973), respectively, with an estimated aggregate fair value representing assets of US$8 ($159) in 2022 and of US$30 ($615) in 2021. By means of these contracts, for its own consumption only, CEMEX, S.A.B. de C.V. either fixed the price of these fuels or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2022, 2021 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented losses of US$25 ($509), gains of US$22 ($449) and US$7 ($151), respectively. For these derivative financial instruments CEMEX, S.A.B. de C.V. only acts as a financial intermediary for its subsidiaries, for such reason the accounting effects for CEMEX, S.A.B. de C.V. in other comprehensive income are nullified.

IV.	Foreign Exchange Options

As of December 31, 2022 and 2021, CEMEX, S.A.B. de C.V. held Dollar/Peso call spread option contracts for a notional amount of US$500 and US$250, respectively. Such contracts mature between September 2024 and December 2024 and were negotiated to maintain the value in Dollars over such notional amount over revenues generated in Pesos. Changes in the fair value of these instruments, generated losses of $US13 ($257) in 2022 and losses of US$5 ($102) in 2021, recognized within “Financial income and other items, net” in the statement of operations.

Other derivative financial instruments negotiated during the periods

During 2020, CEMEX, S.A.B. de C.V. negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euros and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of US$397. For the year 2020, the aggregate results from positions entered and settled, generated losses of US$15 recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, CEMEX, S.A.B. de C.V. negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euros, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of US$3 ($65), recognized within “Financial income and other items, net” in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom, CEMEX, S.A.B. de C.V. negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euros for a notional amount of US$186 ($3,700). CEMEX, S.A.B. de C.V. settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of US$9 ($194) recognized within “Financial income and other items, net” in the statement of operations.

18.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, CEMEX, S.A.B. de C.V. is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX, S.A.B. de C.V. in the production process, and expose CEMEX, S.A.B. de C.V. to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX, S.A.B. de C.V.’s risk management framework and that are supervised by several Committees, CEMEX, S.A.B. de C.V.’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration in a determined market or aligning the currencies portfolio in which CEMEX, S.A.B. de C.V. incurred its debt with those in which CEMEX, S.A.B. de C.V. generates its cash flows.

As of December 31, 2022 and 2021, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 18.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities. The primary risk categories are mentioned as follows.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates which only affect CEMEX, S.A.B. de C.V.’s results if the fixed rate non-current debt is measured at fair value. All of our fixed-rate non-current debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX, S.A.B. de C.V.’s accounting exposure to the risk of changes in market interest rates relates primarily to its non-current debt obligations with floating interest rates which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Interest rate risk – continued

Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX, S.A.B. de C.V. manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. CEMEX, S.A.B. de C.V. could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2022 and 2021, 24% and 11% of the non-current debt of CEMEX, S.A.B. de C.V. bears floating rates at a weighted average interest rate of LIBOR plus 148 basis points and 150 basis points, respectively. These figures reflect the effect of interest rate swaps held by CEMEX during 2022 and 2021. As of December 31, 2022 and 2021, if interest rates at that date had been 0.5% higher, with all other variables held constant, the net income of CEMEX, S.A.B. de C.V. for 2022 and for 2021 would have decreased by US$12 ($243) and US$5 ($104), because of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps held in 2021 and 2020.

Managing interest rate benchmark reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative secured rates (referred to as the “IBOR reform”). CEMEX, S.A.B. de C.V. has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. In anticipation of this transition, the 2021 Credit Agreement already incorporates a benchmark rate replacement mechanism. Moreover, CEMEX, S.A.B. de C.V.’s derivative instrument contracts contain standard definitions to incorporate robust fallbacks for instruments linked to certain IBORs, with the changes coming into effect from January, 2021. From that date, all new cleared and non-cleared derivatives that reference such definitions include the fallbacks. As of December 31, 2022, with the exemption of certain instrument that have migrated automatically to the alternative secured rates under the fallback protocol, CEMEX, S.A.B. de C.V. still has derivatives instruments, when applicable, linked to LIBOR rates, such debt and derivative instruments will be orderly migrated to the alternative secured rates in due course. CEMEX, S.A.B. de C.V. does not expect the migration spreads that may increase its financial expense to be significant.

CEMEX, S.A.B. de C.V.’s respective risk management committee monitors and manages the Company’s transition to alternative secured rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX, S.A.B. de C.V.’s exposure to the risk of changes in foreign exchange rates relates primarily to its financing activities. As of December 31, 2022, 81% of the financial debt was Dollar-denominated, 15% was Euro-denominated, and 4% was Peso-denominated; therefore, CEMEX, S.A.B. de C.V. had a foreign currency exposure arising from the Dollar-denominated financial debt, the Euro-denominated financial debt and the Pound-denominated financial debt, versus the currency in which CEMEX, S.A.B. de C.V.’s revenues are settled. CEMEX, S.A.B. de C.V. cannot guarantee that it will generate sufficient revenues in Dollars, Euro and Pounds from its operations to service these obligations. As of December 31, 2022, CEMEX, S.A.B. de C.V. had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of US$500 to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk (note 18.4). Complementarily, CEMEX, S.A.B. de C.V. may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

Monetary position by currency

As of December 31, 2022 and 2021, the net monetary assets (liabilities) by currency are as follows:

	2022	2021
Current:
Monetary assets	$11,910	11,806
Monetary liabilities	(85,004)	(76,648)

Net monetary liabilities	$(73,094)	(64,842)

Non-current:
Monetary assets	$2,442	2,436
Monetary liabilities	(132,625)	(148,991)

Net monetary liabilities	$(130,183)	(146,555)

Out of which:
Dollars	(141,112)	(165,768)
Pesos	(43,279)	(36,266)
Euros	(18,886)	(9,363)

	$(203,277)	(211,397)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Monetary position by currency – continued

Considering that the Parent Company’s functional currency for all assets, liabilities and transactions related to its financial and holding company activities is the Dollar (note 3.3), there is foreign currency risk associated with the translation into Dollars of subsidiaries’ net assets denominated in other currencies. When the Dollar appreciates, the value of such net assets denominated in other currencies decreases in Dollar terms, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of such net assets denominated in other currencies increase in Dollar terms generating the opposite effect. CEMEX, S.A.B. de C.V. has implemented a Dollar/Peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in Pesos (note 18.4).

Credit risk

Credit risk is the risk of financial loss faced by CEMEX, S.A.B. de C.V. if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2022 and 2021, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the payment behavior of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX, S.A.B. de C.V.’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX, S.A.B. de C.V. can only carry out transactions by paying cash in advance. As of December 31, 2022, considering CEMEX, S.A.B. de C.V.’s best estimate of potential expected losses based on the ECL model developed by CEMEX, S.A.B. de C.V. (note 10), the allowance for expected credit losses was $274.

The aging of trade accounts receivable as of December 31, 2022 is as follows:

2022
Neither past due, nor impaired portfolio	$4,035
Past due less than 90 days portfolio	117
Past due more than 90 days portfolio	365

$4,517

Liquidity risk

Liquidity risk is the risk that CEMEX, S.A.B. de C.V. will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX, S.A.B. de C.V.’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX, S.A.B. de C.V. relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX, S.A.B. de C.V. is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments, any one of which may materially affect CEMEX, S.A.B. de C.V.’s results and reduce cash from operations. The maturities of CEMEX, S.A.B. de C.V.’s contractual obligations are included in note 22.4.

As of December 31, 2022, current liabilities, which include $65,599 of current accounts payable to related parties, exceed current assets by $71,973. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2022, CEMEX, S.A.B. de C.V. generated cash flows provided by operating activities of $12,773. CEMEX, S.A.B. de C.V.’s management considers that it will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and is confident in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX, S.A.B. de C.V. to meet any liquidity risk in the short-term. In addition, as of December 31, 2022, CEMEX, S.A.B. de C.V. has committed lines of credit under the revolving credit facility in its 2021 Credit Agreement for a total amount of US$1,750. As of December 31, 2022, the disposed amount is US$300.

As of December 31, 2022 and 2021, the potential requirement for additional margin calls under our different commitments is not significant.

As of December 31, 2022, in connection with the aggregate balance of current liabilities with related parties of $65,599, which refer primarily to CEMEX Innovation Holding Ltd, CEMEX Operaciones Mexico, S.A. de C.V., CEMEX Transporte, S.A. de C.V. and CEMEX Concretos, S.A. de C.V. (note 19.1), CEMEX, S.A.B. de C.V. has proven successful in refinancing such liabilities, given that it has control over its subsidiaries.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 18.4, considering specific objectives, CEMEX, S.A.B. de C.V. has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2022, CEMEX, S.A.B. de C.V. does not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

19)	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

19.1)	ACCOUNTS RECEIVABLE AND PAYABLE WITH RELATED PARTIES

Balances and transactions between CEMEX, S.A.B. de C.V. and its subsidiaries and equity accounted investees result primarily from: (i) businesses and operational activities in Mexico; (ii) the acquisition or sale of shares of subsidiaries within the group; (iii) products purchase and sale, billing of administrative services, rents, rights to use brands and commercial names, royalties and other services rendered between affiliated companies; and (iv) loans with subsidiaries and equity accounted investees. When market prices and/or market conditions are not readily available, CEMEX, S.A.B. de C.V. conducts transfer pricing studies to assure compliance with regulations applicable to transactions between related parties.

As of December 31, 2022 and 2021, the primary accounts receivable and payable with related parties, are the following:

	Assets		Liabilities
2022	Current	Non-current	Current	Non-current
CEMEX Innovation Holding Ltd.	$—	—	31,194	—
CEMEX Operaciones México, S.A. de C.V.	—	133	16,264	—
Sinergía Deportiva, S.A. de C.V.	1,254	—	—	—
Especialistas en Corredores Viales, S.A. de C.V.	560	—	—	—
Reservas Ecológicas Sustentables de la Laguna, S.A. de C.V.	198	—	—	—
CEMEX Corp.	314	—	—	—
CEMEX Internacional, S.A. de C.V.	—	—	549	59
CEMEX Transporte, S.A. de C.V.	—	—	2,014	—
CEMEX Concretos, S.A. de C.V.	—	544	12,194	—
Others	650	—	3,384	—

	$2,976	677	65,599	59

	Assets		Liabilities
2021	Current	Non-current	Current	Non-current
CEMEX Innovation Holding Ltd.	$—	—	35,831	—
CEMEX Operaciones México, S.A. de C.V.	—	214	7,394	—
Sinergía Deportiva, S.A. de C.V.	588	—	—	—
Especialistas en Corredores Viales, S.A. de C.V.	507	—	—	—
Reservas Ecológicas Sustentables de la Laguna, S.A. de C.V.	180	—	—	—
CEMEX Internacional, S.A. de C.V.	—	—	—	41
CEMEX Transporte, S.A. de C.V.	—	—	1,956	—
CEMEX Concretos, S.A. de C.V.	—	832	9,538	—
Others	413	—	4,871	31

	$1,688	1,046	59,590	72

19.2)	PRINCIPAL OPERATIONS WITH RELATED PARTIES

The principal operations of CEMEX, S.A.B. de C.V. with related parties for the years ended December 31, 2022, 2021 and 2020, were as follows:

	2022	2021	2020
Revenues:
Net sales (note 2)	$20,578	19,810	5,985
Rental income (notes 2, 4 and 16.2)	6,165	1,429	61
License fees and administrative services (note 2 and 4)	3,189	834	711
Cost of sales and operating expenses:
Raw material, finished goods and other production cost (note 2)	35,753	25,202	2,935
Management service expenses	1,568	524	6,098
Lease expense (note 16.2)	—	592	178
Financing cost (income):
Financial expenses	3,558	1,809	1,937
Financial income and other items, net	2,492	4,903	4,416

As of December 31, 2022, in connection with the operating lease agreements that CEMEX, S.A.B. de C.V. holds with related parties (note 16.2), the cash flows to be received in the following years are detailed as follows:

(Millions of U.S. Dollars)	2022
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total
Operating leases to be received with related parties 1	US$	132	395	395	209	1,131

		$2,574	7,703	7,703	4,076	22,056

1	The amounts represent nominal cash flows.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Principal operations with related parties – continued

As of December 31, 2022 and 2021, CEMEX, S.A.B. de C.V. had lease payable with related parties for US$4 ($75) and US$3 ($62), respectively.

As of December 31, 2022, in relation to the rights of use that CEMEX, S.A.B. de C.V. sublease to related parties described in note 16.2, below are the nominal flows to be received in the following years:

(Millions of U.S. Dollars)	2023		2024	2025	2026—2031	Total
CEMEX Operaciones México, S.A, de C.V.	US$	7	4	2	1	14
CEMEX Concretos, S.A, de C.V.		14	12	9	7	42

	US$	21	16	11	8	56

		$410	312	215	156	1,093

In addition, for the years 2022, 2021 and 2020, in the ordinary course of business, the Parent Company has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant and to the best of the Parent Company’s knowledge are not significant to the related party, are incurred for non-significant amounts and are executed following the same authorizations applied to other third parties. The identified transactions, which involved members of the Parent Company’s Board of Directors and senior management, as applicable, are reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors. The Parent Company, also, enters into transactions with affiliates it indirectly controls, such as Trinidad Cement Limited, Caribbean Cement Company Limited, CLH and CLH’s consolidated companies, and CHP and CHP’s consolidated entities; with other companies in which CEMEX has a non-controlling position, such as GCC, Lehigh White Cement Company and Neoris; with companies in which the Parent Company’s Board of Director members are members of such company’s board of directors, like FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V.; and with companies at which members of CEMEX’s senior management have family members, such as HSBC, and Cementos Españoles de Bombeo, S. de R.L. de C.V., all of which are also reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately.

20)	PENSIONS AND POST-EMPLOYMENT BENEFITS

During August 2021, CEMEX, S.A.B. de C.V., acquired the rights and obligations of a group of employees that were transferred from several subsidiaries to the Parent Company, due to a new labor reform in Mexico (Outsourcing Reform), which came into effect in September 2021. In addition, on January 1, 2022, a group of employees were transferred from CEMEX Operaciones Mexico, S.A. de C.V., a subsidiary of CEMEX, S.A.B. de C.V. (note 2)

Defined contribution pension plans

The costs of defined contribution plan for the years ended December 31, 2022 and 2021 were $279 and $157, respectively. CEMEX, S.A.B. de C.V. contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date.

Defined benefit pension plans

CEMEX, S.A.B. de C.V. defined benefit plans is closed to new participants. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in “Other comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2022 and 2021, the effects of pension plans and other post-employment benefits are summarized as follows:

	Pensions		Other benefits		Total
Net periodic cost:	2022	2021	2022	2021	2022	2021
Recorded in operating costs and expenses
Service cost	$2	1	9	4	11	5
Past service cost	1	—	—	—	1	—

	3	1	9	4	12	5

Recorded in other financial expenses
Net interest cost	3	1	9	3	12	4

Recorded in other comprehensive income
Actuarial losses for the period	33	2	0	7	33	9

	$39	4	18	14	57	18

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Pensions and post-employment benefits – continued

As of December 31, 2022 and 2021, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

	Pensions		Other benefits		Total
	2022	2021	2022	2021	2022	2021
Change in benefits obligation:
Projected benefit obligation at beginning of the period	$29	—	90	—	119	—
Service cost	2	1	9	4	11	5
Interest cost	3	1	9	3	12	4
Actuarial (gains) losses	33	2	—	7	33	9
Plan amendments	1	—	—	—	1	—
Benefits paid	(2)	—	(4)	—	(6)	—
Employees transfer from subsidiaries	341	25	46	76	387	101

Net projected liability in the statement of financial position	$407	29	150	90	557	119

For the years 2022 and 2021, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2022	2021
Actuarial (gains) losses due to experience	$9	19
Actuarial (gains) losses due to demographic assumptions	59	—
Actuarial (gains) losses due financial assumptions	(35)	(10)

	$33	9

In 2022, net actuarial losses due to demographic assumptions resulted from a change in life expectancy and the ongoing update of the mortality table. In addition, the gain in financial assumptions was mainly driven by an increase in the discount rate applicable to the calculation of the benefits’ obligations, as market interest rates increased in 2022 as compared to 2021.

In 2021, the net actuarial losses due to experience was partially offset by gains in financial assumptions that were mainly driven by moderate increases in the discount rate applicable to the calculation of the benefits’ obligations as market interest rates increased in 2021 as compared to 2020.

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2022	2021
Discount rates	10.50%	9.25%
Rate of return on plan assets	10.50%	9.25%
Rate of salary increases	4.50%	4.00%

As of December 31, 2022, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

Estimated
payments
2023	$33
2024	29
2025	28
2026	27
2027 – 2032	140

CEMEX, S.A.B. de C.V. has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2022 and 2021, the projected benefits obligation related to these benefits was $61 and $30, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2022 and 2021 7% in both years.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2022, CEMEX, S.A.B. de C.V. performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2022 are shown below:

	Pensions		Other benefits		Total
Assumptions:	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$(12)	13	(5)	5	(17)	18
Salary Increase Rate Sensitivity	—	—	(4)	(5)	(4)	(5)
Inflation Rate Sensitivity	—	—	(140)	(139)	(140)	(139)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

21)	INCOME TAXES

21.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax (expense) benefit in the statements of operations for 2022, 2021 and 2020 are summarized as follows:

	2022	2021	2020
Current income tax expense	$(91)	(240)	(135)
Deferred income tax (expense) benefit	1,240	512	(82)

	$1,149	272	(217)

As of December 31, 2022, tax loss and tax credit carryforwards expire as follows:

Amount of carryforwards
2030 and thereafter	$549

In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the elimination of the tax consolidation regime amounted to $24,804. As of December 31, 2022 and 2021, considering payments made during these years net of inflation adjustments, CEMEX, S.A.B. de C.V. reduced the balance payable to $125 and $248, respectively.

21.2)	DEFERRED INCOME TAXES

The effect of deferred income taxes for the period represents the difference between the income tax balances at the beginning and end of the period. As of December 31, 2022 and 2021 the temporary differences that generated the deferred income tax assets and liabilities of CEMEX, S.A.B. de C.V. are presented below:

	2022	2021
Deferred tax assets:
Allowances for expected credit losses	$82	76
Provisions	1,184	706
Advances from customers	1,062	972
Tax loss to be amortized	165	–
Liabilities for the right-of-use (note 16.2)	628	729
Derivative financial instruments	1,327	804
Others deferred tax assets	27	59

Total deferred tax assets	4,475	3,346

Deferred tax liabilities:
Land and buildings	(5,417)	(6,159)
Assets for the right-of-use (note 16.2)	(355)	(306)
Accounts receivable to related parties	(250)	(382)
Advance payments	(121)	(54)

Total deferred tax liabilities	(6,143)	(6,901)

Net deferred tax liabilities	$(1,668)	(3,555)

CEMEX, S.A.B. de C.V. does not recognize a deferred tax liability for the undistributed earnings generated by its subsidiaries, considering that such undistributed earnings are expected to be reinvested and not generate taxable income in the near future. In addition, for the year ended December 31, 2022 and 2021, CEMEX, S.A.B. de C.V. recognized an income tax gain within other comprehensive income of $519 and an income tax gain of $48, respectively, mainly related to the net investment hedge (note 18.4).

21.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2022, 2021 and 2020, the effective income tax rates were as follows:

	2022	2021	2020
Net income before income tax	$16,192	14,912	(32,345)
Income tax	1,149	272	(217)

Effective income tax rate [1]	7.0%	1.8%	0.7%

1	The average effective tax rate equals the net amount of income tax benefit or expense divided by net income before income taxes, as these line items are reported in the statement of operations.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Reconciliation of effective income tax rate – continued

The effects of inflation are recognized differently for tax purposes and for book purposes. This situation, which creates differences between book and tax bases, gives rise to permanent differences between the enacted tax rate and the effective rate shown in the statement of operations of CEMEX, S.A.B. de C.V.

As of December 31, 2022, 2021 and 2020, these differences were as follows:

	2022		2021		2020
	%	$	%	$	%	$
Enacted income tax rate	(30.0)	(4,858)	(30.0)	(4,474)	(30.0)	9,704
Inflation adjustments	(29.1)	(4,710)	(33.4)	(4,980)	7.5	(2,413)
Changes in deferred tax assets [1]	57.6	9,333	54.6	8,146	(5.9)	1,913
Non-deductible and other items	8.5	1,384	10.6	1,580	29.1	(9,421)
Effective tax rate and tax (expense) benefit	7.0	1,149	1.8	272	0.7	(217)

1	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to tax loss carryforwards.

22)	STOCKHOLDERS’ EQUITY

As of December 31, 2022 and 2021, stockholders’ equity excludes investments in CPOs of CEMEX, S.A.B. de C.V. held by subsidiaries of $156 (US$8) (20,541,277 CPOs) and $287 (US$14) (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves and subordinated notes.”

22.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2022 and 2021, common stock and additional paid-in capital was as follows:

	2022	2021
Common stock	$4,164	4,164
Additional paid-in capital	101,408	101,408

	$105,572	105,572

Effective as of December 31, 2020, the Company’s management approved restitution to the line item of “Retained earnings” for $37,639, by means of transfer with charge to the line item of “Additional paid-in capital.” This transfer represents a reclassification between line items within CEMEX, S.A.B. de C.V.’s stockholders’ equity that does not affect its amount.

As of December 31, 2022 and 2021, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2022		2021
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	29,016,656,496	14,508,328,248	29,457,941,452	14,728,970,726
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares [3]	441,284,956	220,642,478	—	—

	30,339,384,282	15,169,692,141	30,339,384,282	15,169,692,141

1	As of December 31, 2022 and 2021, 13,068,000,000 shares correspond to the fixed portion, and 32,441,076,423 shares as of December 31, 2022 and 2021, correspond to the variable portion.
2

Series “A” or Mexican shares must represent at least 64% of CEMEX, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s common stock.

3	Shares repurchased under the share repurchase program authorized by the Company’s shareholders.

On March 24, 2022, stockholders at the ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. approved: (a) setting an amount of US$500 or its equivalent in Pesos as the maximum amount of resources through year 2022 and until the next ordinary general shareholders’ meeting of the Parent Company that CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; b) authorize the Company’s Board of Directors to determine the bases on which the acquisition and placement of any such shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) designation of the members of CEMEX’s Board of Directors, as well as members of the Audit, Corporate Practices and Finance, and Sustainability Committees.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Common stock and additional paid-in capital - continued

On March 25, 2021, stockholders at the annual ordinary shareholders’ meeting (the “Shareholders’ Meeting”) of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of US$500 or its equivalent in Pesos as the maximum amount of resources through year 2021 and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held for the acquisition of its own shares or securities that represent such shares; (ii) the decrease of the variable part of CEMEX, S.A.B. de C.V.’s share capital through the cancellation of (a) 1,134 million shares repurchased during the 2020 fiscal year, under the share repurchase program and (b) and aggregate of 3,409.5 million shares that were authorized to guarantee the conversion of then existing convertible securities, as well as for any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (iii) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee (which reduced its members from four to three) and the Sustainability Committee of CEMEX, S.A.B. de C.V.

On March 26, 2020, the Shareholders’ Meeting of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of US$500 or its equivalent in Pesos as the maximum amount of resources through year 2020 and until the next ordinary Shareholders’ Meeting is held for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, CEMEX, S.A.B. de C.V. repurchased 378.2 million CEMEX, S.A.B. de C.V. CPOs, at a weighted-average price in Pesos equivalent to 0.22 Dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was US$83. On April 8, 2020, CEMEX, S.A.B. de C.V. announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020 (note 2).

In connection with the long-term executive share-based compensation programs, in 2022 and 2021 CEMEX, S.A.B de C.V. did not issue shares.

22.2)	RETAINED EARNINGS

CEMEX, S.A.B. de C.V.’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the equity represented by the common stock. As of December 31, 2022, 2021 and 2020, the legal reserve amounted to $1,804. As mentioned in note 22.1, effective as of December 31, 2020, CEMEX, S.A.B. de C.V. incurred a restitution of retained earnings from additional paid-in capital for $37,639.

22.3)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES

As of December 31, 2022 and 2021, the caption of other equity reserves and subordinated notes was integrated as follows:

	2022	2021
Other equity reserves	$13,108	27,135
Subordinated notes	19,786	19,786

	$32,894	46,921

Subordinated notes

On June 8, 2021, CEMEX, S.A.B. de C.V. issued one series of US$1,000 5.125% subordinated notes with no fixed maturity. After issuance costs, CEMEX, S.A.B. de C.V. received US$994. Considering that CEMEX, S.A.B. de C.V.’s subordinated notes have no fixed maturity date, there is no contractual obligation for CEMEX, S.A.B. de C.V. to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX, S.A.B. de C.V. and specific redemption events, are fully under CEMEX, S.A.B. de C.V.’s control, under applicable IFRS, these subordinated notes issued by CEMEX, S.A.B. de C.V. qualify as equity instruments and are classified within controlling interest stockholders’ equity. CEMEX, S.A.B. de C.V. has a repurchase option on the fifth anniversary of the subordinated notes. In the event of liquidation of CEMEX, S.A.B. de C.V.’s due to commercial bankruptcy, the subordinated notes would come to the liquidation process according to its subordination after all liabilities.

Coupon payments on the subordinated notes were included within “Other equity reserves and subordinated notes” and amounted to $1,079 in 2022 and $604 in 2021.

22.4)	EXECUTIVE SHARE-BASED COMPENSATION

Stock/based awards granted to executives are defined as equity instruments, considering that the services received from employees are settled by delivering shares. The cost of these equity instruments represents their estimated fair value at the grant date of each plan and is recognized in the statement of operations during the periods in which the executives render services and vest the exercise rights.

CEMEX, S.A.B. de C.V. sponsors different long-term restricted share-based compensation programs for a wide range of executives, including top management, executives and other key performers, providing for the grant of CEMEX CPOs (jointly the “Share-Based Compensation Programs”). Shares under each annual plan are initially restricted and are proportionately released to the executives as services are rendered at the end of each year over periods of three to four years depending on the plan, to the extent they remain in the Company at the settlement date, except for the top management’s plan, which, in addition, comprises a tri-annual internal and external performance metrics that depending on their weighted achievement, may result in a final award at the end of the third year between 0% and 200% of the target for each annual program.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Executive share-based compensation – continued

The required Parent Company’s CPOs that are delivered to the executives to meet the Company’s awards are either newly issued or purchased, at the Company’s election. For these purposes, an external trust in which the executives are beneficiaries, receives funding from CEMEX to incur these purchases. Under the Share-Based Compensation Programs, during 2022, 2021 and 2020, executives on a global basis received 109.2 million CPOs, 93.4 million CPOs and 83.8 million CPOs, respectively. As of December 31, 2022, there are 264.4 million CPOs associated with these annual programs that are expected to be delivered in the following years as the executives render services and performance metrics are met, when applicable.

The compensation expense related to the programs described above, as determined considering the fair value of the awards at the date of grant, is recognized in the operating results of each subsidiary where the executives render services against other equity reserves. In addition, the compensation expense related to the beneficiaries that render services directly in the Parent Company amounted to $508 in 2022 and $392 in 2021. In 2020, the Parent Company had no employees. Upon vesting of the awards, in case of newly issued CPOs, the Parent Company reclassifies the fair value of the stock from other equity reserves to additional paid-in capital within equity, and when the Parent Company funds the executives, it recognizes a decrease in other equity reserves against cash. As of December 31, 2022 and 2021, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO.

23)	COMMITMENTS

23.1)	GUARANTEES

As of December 31, 2022 and 2021, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for US$40 ($780) and US$40 ($814), respectively.

23.2)	OTHER COMMITMENTS

On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the aforementioned contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of US$25.375 price per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX, S.A.B. de C.V. considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the statement of operations as a part of the costs of energy. During 2022 and 2021, CEMEX, S.A.B. de C.V. received US$3 and US$3, respectively. CEMEX, S.A.B. de C.V. does not record this agreement at fair value due to the fact that there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

On April 28, 2017, CEMEX, S.A.B. de C.V. concluded the sale of its assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready-mix concrete pumping services based in Spain, for an aggregate price of $1,649, which included the sale of fixed assets for $309, plus administrative and client and market development services, as well as the lease of facilities in Mexico that CEMEX, S.A.B. de C.V. will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $1,340, which are recognized each period as services are rendered. There is the possibility of a contingent revenue or expense subject to results for up to $557 linked to annual metrics beginning in the first year. For the contingent revenue agreement, the contingent revenue is calculated for a twelve-month period commencing May of each year until the period 2020. CEMEX, S.A.B. de C.V. recognized an expense of $135 for the period 2019-2020 and income of $12 for the period 2018-2019.

23.3)	CONTRACTUAL OBLIGATIONS

As of December 31, 2022, CEMEX, S.A.B. de C.V. had the following contractual obligations are as follows:

(Millions of U.S. Dollars)	2022
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total

Non-current debt [1]	US$	—	1,596	2,436	2,578	6,610
Leases [2]		37	46	14	12	109

Total debt and other financial obligations		37	1,642	2,450	2,590	6,719
Short-term and low-value assets rentals [3]		2	1	—	—	3
Pension plans and other benefits [4]		33	57	53	114	257
Interest payments on debt [5]		384	684	387	366	1,821

Total contractual obligations	US$	456	2,384	2,890	3,070	8,800

		$8,892	46,488	56,355	59,865	171,600

1

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX, S.A.B. de C.V. has replaced its long-term obligations for others of a similar nature.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-only Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of Mexican Pesos)

Contractual obligations – continued

2

Represent nominal cash flows. As of December 31, 2022, the NPV of future payments under such leases was US$87, of which, US$39 refers to payments from 1 to 3 years and US$11 refer to payments from 3 to 5 years.

3

The amounts represent nominal cash flows. Refers to the estimated rental payments under short-term lease contracts and assets of low value. These contracts are not recognized as assets for the right-of-use and other financial obligations considering the exemption adopted by CEMEX, S.A.B. de C.V.

4	Represents estimated annual payments under these benefits for the next 10 years (note 20), including the estimate of new retirees during such future years.
5	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2022.

In addition to the contractual obligations included in the table above, on October 25, 2022, an indirect subsidiary of CEMEX, S.A.B de C.V. sold to Advent International (“Advent”) a 65% stake in Neoris N.V. (“Neoris”), while surrendering control to Advent, the Company retained through its indirect subsidiary an approximate 35% stake in Neoris. As part of this partnership with Advent, the Company signed with Neoris a 5-year contract globally beginning in 2023 until 2027 for the acquisition by CEMEX of digitalization services and solutions for an annual amount of $55, of which, it is expected that some portion of the annual cost under this contract will be incurred directly by the Parent Company.

Moreover, on February 8, 2022, CEMEX renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates, for a tenure of five to seven years at an average annual cost of $60. These contracts replaced the agreements CEMEX maintained with IBM which expired on August 31, 2022. It is expected that some portion of the annual cost under these contracts will be incurred directly by the Parent Company.

24)	CONTINGENCIES

CEMEX, S.A.B. de C.V. is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX, S.A.B. de C.V. cannot assure the achievement of a final favorable resolution.

As of December 31, 2022, the most significant events with a determinable potential loss, the disclosure of which would not impair the outcome of the relevant proceeding, were as follows:

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. or any of its affiliates violated the law. CEMEX, S.A.B. de C.V. has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to CEMEX, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. CEMEX, S.A.B. de C.V. intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2022, CEMEX, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position.

In addition, as of December 31, 2022, CEMEX, S.A.B. de C.V. is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX, S.A.B. de C.V. considers that in those instances in which obligations have been incurred, CEMEX, S.A.B. de C.V. has accrued adequate provisions to cover the related risks. CEMEX, S.A.B. de C.V. believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX, S.A.B. de C.V. is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX, S.A.B. de C.V. may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX, S.A.B. de C.V.’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX, S.A.B. de C.V. has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

Independent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.

Millions of Mexican pesos

Opinion

We have audited the separate financial statements of CEMEX, S.A.B. de C.V. (“the Company”), which comprise the separate statements of financial position as at December 31, 2022 and 2021, the separate statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the unconsolidated financial position of the Company as at December 31, 2022 and 2021, and its unconsolidated financial performance and its unconsolidated cash flows for the years ended December 31, 2022, 2021 and 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of the carrying amount of investments in subsidiaries

The key audit matter	How the matter was addressed in our audit

As discussed in note 14.2 to the separate financial statements, the balance of equity accounted investees as of December 31, 2022 is $355,529 which represented 84% of the total assets of the Company at such date and which is substantially comprised of the Company’s investment in its subsidiaries.

We identified the valuation of the carrying amount of the Company’s investments in its subsidiaries as a key audit matter due to the judgment involved in the determination of whether an impairment triggering event has occurred.

Our audit procedures in this area included, among others:

We have audited the consolidated financial statements of the Company and issued our audit opinion thereon on February 8th, 2023. When performing the audit of the consolidated financial statements we evaluated the analysis of goodwill impairment of the subsidiaries of the Company where we identified a higher risk. We used such analysis to assess if there are triggering events that could be indicative of impairment in the Company’s investments in its subsidiaries, and if the conclusions of the Company in this regard are appropriate.

Emphasis of Matter

As described in note 3, the accompanying separate financial statements have been prepared to be used by the Management of CEMEX, S.A.B. de C.V. as well as to comply with certain legal and tax requirements. The financial information therein does not include the consolidation of the financial statements of its subsidiaries, which have been accounted for under the equity method. In assessing the financial situation and results of the economic entity, we must refer to the consolidated financial statements of CEMEX, S.A.B. de C. V. and subsidiaries as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which were issued separately on February 8th, 2023 in accordance with IFRS. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company´s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Cárdenas Dosal, S.C.

C.P.C. Arturo González Prieto

Monterrey, N.L.
February 16, 2023